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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66911

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Niagara International Capital Limited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8940 Main Street
(No. and Street)

Clarence (City) NY (State) 14031 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Keefe, CPA (716)580-1551
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Bonadio Group & Co. LLP
(Name – *if individual, state last, first, middle name*)

6400 Sheridan Drive, Suite 230, Williamsville NY 14221
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony R. Nanula, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Niagara International Capital Limited, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO

Title

Notary Public

ELAINE M WIENCKOWSKI
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN ERIE COUNTY
MY COMMISSION EXPIRES 10/31/2013
01WI4637604

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NIAGARA INTERNATIONAL CAPITAL LIMITED

Financial Statements as of December 31, 2010 and 2009 Together with Independent Auditors' Report

Bonadio & Co., LLP
Certified Public Accountants

NIAGARA INTERNATIONAL CAPITAL LIMITED

TABLE OF CONTENTS
DECEMBER 31, 2010 AND 2009

Bonadio & Co., LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

February 24, 2011

To the Board of Directors of
Niagara International Capital Limited:

We have audited the accompanying statements of financial condition of Niagara International Capital Limited (a New York S-corporation) as of December 31, 2010 and 2009, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Niagara International Capital Limited as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Exhibits I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements. Exhibits I and II are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information in all Exhibits has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bonadio & Co., LLP

6400 Sheridan Drive
Suite 230
Williamsville, NY 14221
p (716) 633-8885
f (716) 633-9469

ROCHESTER • BUFFALO
ALBANY • SYRACUSE
PERRY • GENEVA

www.bonadio.com

NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS		
CURRENT ASSETS:		
Cash and equivalents	$ 35,167	$ 139,993
Interest receivable	-	6,245
Accounts receivable	174,595	163,595
Accounts receivable - related party	507	12,082
Prepaid expenses	13,567	9,141
Employee advances	67,738	60,988
Total current assets	291,574	392,044
OFFICE EQUIPMENT, net	3,541	3,269
OTHER ASSETS:		
Note receivable, net of allowance of $60,625 and $0 at December 31, 2010 and 2009, respectively	60,625	121,250
Investments, at fair value	31,966	105,770
Restricted Raymond James Account	26,483	26,480
Total other assets	119,074	253,500
	$ 414,189	$ 648,813
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 104,778	$ 58,301
Loans payable to affiliates	39,250	110,924
Total liabilities	144,028	169,225
SHAREHOLDERS' EQUITY:		
Common stock; no par value, stated value $1,250 per share, 200 shares authorized, 4 shares issued and outstanding	5,000	5,000
Additional paid in capital	712,890	184,165
Accumulated earnings	(439,882)	368,818
	278,008	557,983
Other comprehensive loss	(7,847)	(78,395)
Total shareholders' equity	270,161	479,588
	$ 414,189	$ 648,813

The accompanying notes are an integral part of these statements.

NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
REVENUE:		
Commission income	$ 81,204	$ 95,418
Consulting income	356,120	1,151,415
Insurance commission income	29,727	19,982
Total revenue	467,051	1,266,815
OPERATING EXPENSES:		
General and administrative expenses	1,127,017	1,234,278
Income (loss) from operations	(659,966)	32,537
OTHER INCOME (EXPENSE):		
Interest and dividend income	2,828	12,987
Realized loss on investments	(151,562)	-
Rental income	-	35,029
Interest expense	-	(533)
Net income (loss)	(808,700)	80,020
Other comprehensive income (loss):		
Reclassification to net loss for losses realized	72,749	-
Unrealized loss on investments	(2,201)	(72,683)
Comprehensive income (loss)	$ (738,152)	$ 7,337

The accompanying notes are an integral part of these statements.

NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	Common Stock	Additional Paid in Capital	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Loss	Total
BALANCE - January 1, 2009	$ 5,000	$ 184,165	$ 558,798	$ (5,712)	$ 742,251
Capital distributions	-	-	(270,000)	-	(270,000)
Net income	-	-	80,020	-	80,020
Other comprehensive loss	-	-	-	(72,683)	(72,683)
BALANCE - December 31, 2009	5,000	184,165	368,818	(78,395)	479,588
Capital contributions	-	528,725	-	-	528,725
Net loss	-	-	(808,700)	-	(808,700)
Other comprehensive income	-	-	-	70,548	70,548
BALANCE - December 31, 2010	$ 5,000	$ 712,890	$ (439,882)	$ (7,847)	$ 270,161

The accompanying notes are an integral part of these statements.

NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
CASH FLOW FROM OPERATING ACTIVITIES:		
Net (loss) income	$ (808,700)	$ 80,020
Adjustments to reconcile net (loss) income to net cash flow from operating activities:		
Depreciation	1,944	1,632
Dividends - restricted	(3)	(24)
Investment in Javo Beverage Company	-	(151,562)
Investment in XATA Corporation	(9,167)	-
Realized loss on investments	151,562	
Bad debt expense	60,625	-
Changes in:		
Interest receivable	6,245	(6,245)
Accounts receivable	(11,000)	351,155
Accounts receivable - related party	11,575	(12,082)
Prepaid expenses	(4,426)	(9,141)
Note receivable	-	(121,250)
Accounts payable and accrued expenses	46,477	48,301
Net cash flow from operating activities	(554,868)	180,804
CASH FLOW FROM INVESTING ACTIVITIES:		
Partial payout of Turnpike Global Technology shares	1,957	23,043
Employee advances	(26,750)	(40,000)
Repayments - employee advances	20,000	-
Purchases of office equipment	(2,216)	(584)
Net cash flow from investing activities	(7,009)	(17,541)
CASH FLOW FROM FINANCING ACTIVITIES:		
Capital distributions	-	(270,000)
Capital contributions	528,725	-
Borrowings(repayments) of loans payable to affiliates, net	(71,674)	110,124
Net cash flow from financing activities	457,051	(159,876)
NET CHANGE IN CASH	(104,826)	3,387
CASH - beginning of year	139,993	136,606
CASH - end of year	$ 35,167	$ 139,993

The accompanying notes are an integral part of these statements.

1. THE COMPANY

Niagara International Capital Limited (the Company) is a member of the Financial Industry Regulatory Authority (FINRA) and a registered broker/dealer. The Company provides retail and investment banking services primarily in New York State.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

Cash and Equivalents
Cash and cash equivalents includes bank demand deposit accounts and money market accounts with a maturity of three months or less. The Company's cash balances may at times exceed federally insured limits. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant risk with respect to cash and cash equivalents.

Accounts Receivable
Accounts receivable at December 31, 2010 and 2009 consisted of amounts outstanding from consulting and insurance contracts completed during each respective year. The Company records an allowance for doubtful accounts in anticipation of future write-offs. As of December 31, 2010 and 2009, the Company considered all receivables to be fully collectible; accordingly, no allowance for doubtful accounts was recorded.

Revenue Recognition
Commission income is recognized as the commissions are earned. Consulting income is recognized when all significant terms of the contract have been completed.

Office Equipment
Office equipment is stated at cost. Depreciation has been provided using the straight-line method over the economic useful lives of the assets, which is 5 years. Maintenance and repairs are charged to operations as incurred.

Advertising Costs
The Company expenses advertising as incurred. Advertising expense was $5,313 and $0 for the years ended December 31, 2010 and 2009, respectively.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Valuation of Investments
Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Section 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company's investments consist of money market funds, equity securities and a private equity investment. Investments in money market funds and equity securities are presented at fair value. The private equity investment is recorded at cost, which approximates fair value. See Note 8 for discussion of fair value measurements.

Income Taxes
The Company has elected to be treated as an S Corporation for federal, New York State and California tax reporting purposes. The tax regulations provide that, in lieu of corporate taxes, the shareholders are taxed on their proportionate share of the Company's taxable income; consequently, income taxes are not provided for in the accompanying financial statements.

As of December 31, 2010 and 2009, the Company does not have a liability for unrecognized tax benefits. The Company files income tax returns in the U.S. federal jurisdiction, New York State and California. The Company is no longer subject to U.S. federal and New York State income tax examinations by tax authorities for years before 2007 and California income tax examinations by tax authorities for years before 2006.

Reclassifications
Certain reclassifications have been made to the prior year information to conform to the current year presentation.

3. RELATED PARTY TRANSACTIONS

The Company has expense sharing agreements in place with related parties through common ownership. The sharing agreements are in place for payroll related expenses and other operating expenses. The Company reimburses the related parties on a monthly basis. Amounts due are unsecured and due on demand. There was $39,250 and $110,924 outstanding at December 31, 2010 and 2009, respectively. The employees of the Company also participate in the retirement plan of one of the related parties.

Accounts receivable - related party at December 31, 2010 and 2009 represents amounts owed from a company related through common ownership.

The Company leases office equipment from a company related through common ownership with rentals of $155 per month (plus taxes and insurance) for 60 months that commenced in 2006. Rent expense for the years ended December 31, 2010 and 2009 amounted to $2,062 and $1,866, respectively. Future minimum lease payments under this noncancellable operating lease are $367 for 2011.

4. REGISTERED REPRESENTATIVE CONTRACTS

The Company has entered into agreements with several individuals in New York City, San Diego and Florida to act as registered representatives of the Company in order to assist in executing investment banking contracts. These individuals are compensated by consulting fees and commissions earned on those contracts and their employment agreements are cancelable with written notice from either party within a timeframe as specified in the individual contracts. Commissions and consulting fees under these agreements amount to $326,336 and $561,752 for the years ended December 31, 2010 and 2009, respectively. These fees are included in general and administrative expenses in the accompanying statements of operations.

5. NEW YORK CITY OPERATIONS

The Company agreed to pay certain operational fees for their New York City operations, including a portion of the rent for the office space. The Company paid rent payments for office space in the amount of $26,000 and $3,728 for the years ended December 31, 2010 and 2009, respectively. The Company is not a party to the office lease.

6. LEASE AGREEMENT

The Company entered into a lease agreement with an unrelated party that is renewable annually for their Buffalo office. For September 1, 2009 through December 31, 2010 monthly payments under this lease are $1,010. For January 1, 2009 through August 31, 2009, monthly payments under this lease were $961. Rent expense for the years ended December 31, 2010 and 2009 was $12,120 and $11,728, respectively.

7. OFFICE EQUIPMENT

Office equipment consisted of the following at December 31:

	2010	2009
Computers	$ 10,423	$ 8,207
Less: Accumulated depreciation	(6,882)	(4,938)
	$ 3,541	$ 3,269

8. FAIR VALUE MEASUREMENTS

The Company uses various valuation techniques in determining fair value. ASC Section 820, *Fair Value Measurements and Disclosures* establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances. The three levels of the fair value hierarchy under ASC Section 820 are described below:

Level 1 Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

The Company's equity securities are valued using level 1 inputs.

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.

The Company's money market funds are valued using level 2 inputs.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company's private equity investments are valued using level 3 inputs.

The availability of observable inputs can vary and are affected by a wide variety of factors. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Equity securities - Javo Beverage Company and XATA Corporation: Valued based on quoted market prices in active markets. See further information regarding these investments in Notes 14 and 16, respectively.

Money market funds: Valued under the amortized cost method which approximates fair value.

Private equity investment - Turnpike Global Technologies: Valued using management's own assumptions about the assumptions market participants would utilize in pricing the asset.

Private equity investment - Cava Capital (formerly Emerge VC): Valued at cost, which approximates fair value.

8. FAIR VALUE MEASUREMENTS (Continued)

The following sets forth by level, within the fair value hierarchy, the Company's investments at fair value as of December 31, 2010 and 2009:

	Assets at Fair Value as of December 31, 2010			
	Level 1	Level 2	Level 3	Total
Equity securities	$ 6,966	$ -	$ -	$ 6,966
Money market funds - restricted - Raymond James	-	26,483	-	26,483
Private equity invest - Cava Capital	-	-	25,000	25,000
	$ 6,966	$ 26,483	$ 25,000	$ 58,449

	Assets at Fair Value as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
Equity securities	$ 78,813	$ -	$ -	$ 78,813
Money market funds - Restricted - Raymond James	-	26,480	-	26,480
Private equity invest - Cava Capital	-	-	25,000	25,000
Private equity invest - Turnpike	-	-	1,957	1,957
	$ 78,813	$ 26,480	$ 26,957	$ 132,250

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the years ended December 31, 2010 and 2009.

	Private Equity Investments
Balance - January 1, 2009	$ 50,000
Purchases, sales, issuances and settlements	(23,043)
Balance - December 31, 2009	26,957
Purchases, sales, issuances and settlements	(1,957)
Balance - December 31, 2010	$ 25,000

9. INVESTMENTS

Cost and fair value of investments at December 31, 2010 and 2009, are as follows:

	December 31, 2010				
	Amortized Cost	Dividends	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale:					
Equity securities	$ 9,167	$ -	$ -	$ 2,201	$ 6,966
Money market funds - Restricted - Raymond James	26,480	3	-	-	26,483
Private equity invest.	25,000	-	-	-	25,000
	$ 60,647	$ 3	$ -	$ 2,201	$ 58,449

	December 31, 2009				
	Amortized Cost	Dividends	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale:					
Equity securities	$ 151,562	$ -	$ -	$ 72,749	$ 78,813
Money market funds - Restricted - Raymond James	26,406	8	66	-	26,480
Private equity invest.	26,957	-	-	-	26,957
	$ 204,925	$ 8	$ 66	$ 72,749	$ 132,250

Net unrealized losses for the years ended December 31, 2010 and 2009 have been included in other comprehensive income.

10. RESTRICTED RAYMOND JAMES ACCOUNT

The Company is required to maintain a minimum balance of $25,000 in a restricted account with Raymond James & Associates, Inc., its clearing broker/dealer, as part of a clearing agreement. The account balance at December 31, 2010 and 2009 consisted of an investment in a money market fund which is discussed in Note 8 and Note 9.

11. EMPLOYEE ADVANCES

The Company has made advances to an employee in the aggregate amount of $60,000 and to a registered representative in the aggregate amount of $26,750. These advances are due on demand and are accruing interest at the applicable federal rate. There were additional advances of $26,750 and repayments of $20,000 during 2010. There were $20,000 of borrowings and no repayments during 2009.

12. NOTE RECEIVABLE

The note receivable is for consulting services performed in relation to Javo Beverage Company (an unrelated party) during 2009, and is to be paid in full on January 1, 2017. Interest only payments of 10% were to be paid on the note until April 1, 2012, when the Company is supposed to receive 19 consecutive equal payments of $6,062.50 per month. The 20th payment is to be made on the maturity date. The Company received $2,824 and $5,880 of interest income on the note during 2010 and 2009, respectively.

In January 2011, Javo Beverage Company filed for Chapter 11 bankruptcy. The Company established an allowance for $60,625, which represents 50% of the note receivable balance at December 31, 2010. The Company did not accrue outstanding interest on the note since the collection of this interest is uncertain.

13. RENTAL INCOME

During 2009, the Company entered into an agreement with a related party to sublease segregated office space. Under the agreement the related party paid a portion of expenses related to the office lease, administrative support and office supplies. During 2009, the related party paid the Company $35,029 for these expenses. Rental income for subsequent years is to be determined based on the amount of these expenses paid by the Company and the extent to which the related party utilizes the space. The agreement will be terminated upon mutual agreement. There was no rental income during the year ended December 31, 2010 as the related party did not utilize any space.

14. REALIZED LOSS ON INVESTMENTS

The Company recognized an impairment loss of $151,562 in 2010, which represents the entire cost of the Javo Beverage Company (Javo) investment, as a result of the bankruptcy referred to in Note 12. Total unrealized Javo losses of $72,749 were recorded to other comprehensive loss for the investment during the year ended December 31, 2009. As of December 31, 2010, the Company reclassified these unrealized losses into the components of net loss on the statement of operations.

15. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2010 and 2009, the Company had net capital of $9,903 and $98,389, respectively, which exceeded minimum net capital requirements by $301 and $87,102, respectively.

16. SUPPLEMENTAL CASH FLOW INFORMATION

During 2009, the Company received a partial payout of $23,043 on their $25,000 investment in Turnpike Global Technologies (Turnpike) as settlement on the acquisition of Turnpike by XATA Corporation (Nasdaq: XATA). The remaining investment of $1,957 was paid to the Company during 2010. In addition, the Company received 3,333 shares of XATA Corporation (valued at $9,167 on the trade date) during 2010.

17. SUBSEQUENT EVENTS

On January 24, 2011, the Company filed a Member Notice to FINRA for a Net Capital Deficiency. On the date of the filing, the Company's required net capital was $6,165 and actual net capital was $(18,563). The shareholders subsequently provided funding to attain the net capital requirement.

NIAGARA INTERNATIONAL CAPITAL LIMITEC

EXCESS NET CAPITAL
DECEMBER 31, 2010

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (the Net Capital Rule), the Company has the following excess net capital at December 31, 2010.

TOTAL ASSETS		$ 414,189
Less: Total liabilities		144,028
NET WORTH		270,161
Less: Non-allowable assets		(257,823)
TENTATIVE NET CAPITAL		12,338
Less: Undue Concentration		(860)
Less: Haircuts		(1,575)
NET CAPITAL		9,903
NET CAPITAL REQUIREMENTS		
6 2/3% of aggregate indebtedness	$ 9,602	
Minimum requirement	$ 5,000	
Greater of above		(9,602)
EXCESS NET CAPITAL		$ 301
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2010)		
Net capital, as reported in Company's part II (unaudited) FOCUS report		$ 15,399
Audit adjustments (net)		(5,496)
Final net capital		$ 9,903

The accompanying notes are an integral part of these exhibits.

NIAGARA INTERNATIONAL CAPITAL LIMITED

EXEMPTIVE PROVISION UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

The Company does not affect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

NIAGARA INTERNATIONAL CAPITAL LIMITED

GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Salaries and commissions	$ 758,665	$ 518,979
Consulting fees	76,571	499,974
Bad debt expense	60,625	-
Rent	38,120	15,456
Travel	31,221	20,562
Outside services	25,758	32,151
Insurance	25,245	15,764
Accounting fees	21,661	12,600
Licensing fees	21,652	13,603
Utilities	11,031	12,098
Meals and entertainment	9,250	7,276
Financial operations officer fees	8,827	8,269
Charitable contributions	5,671	15,772
Advertising	5,313	-
Office expense	4,819	3,462
State taxes	5,865	1,050
Continuing education	3,330	649
Postage and delivery	2,263	969
Equipment rent	2,062	1,866
Depreciation	1,944	1,632
Bank charges	1,727	807
Repairs and maintenance	1,559	1,620
Printing and reproduction	1,507	-
Legal fees	250	14,443
Moving expenses	-	35,276
Miscellaneous	2,081	-
	$ 1,127,017	$ 1,234,278

The accompanying notes are an integral part of these exhibits.

Bonadio & Co., LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

February 24, 2011

To the Board of Directors of
Niagara International Capital Limited:

In planning and performing our audit of the financial statements of Niagara International Capital Limited (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

6400 Sheridan Drive
Suite 230
Williamsville, NY 14221
p (716) 633-8885
f (716) 633-9469

ROCHESTER • BUFFALO
ALBANY • SYRACUSE
PERRY • GENEVA

www.bonadio.com

(Continued)

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
(Continued)

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will no be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 24, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bonadio & Co., LLP

NIAGARA INTERNATIONAL CAPITAL LIMITED

Agreed Upon Procedures Report
SIPC Assessment Reconciliation

December 31, 2010

Bonadio & Co., LLP
Certified Public Accountants

Bonadio & Co., LLP
Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

February 25, 2011

To the Board of Directors of
Niagara International Capital Limited:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Niagara International Capital Limited (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with audited supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Bonadio & Co., LLP

6400 Sheridan Drive
Suite 230
Williamsville, NY 14221
p (716) 633-8885
f (716) 633-9469

ROCHESTER • BUFFALO
ALBANY • SYRACUSE
PERRY • GENEVA

www.bonadio.com